May 24, 2012

CONFIDENTIAL

Draft Registration Statement
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

Re:	Maxclean Holdings Ltd Status as an Emerging Growth Company

Dear Sirs:

We, Maxclean Holdings Ltd, a foreign private company organized under the laws of the Cayman Islands, would like to confirm our status as an Emerging Growth Company as defined under the Jumpstart Our Business Startups Act as of the date hereof.

Thank you for your attention to the matter.

Very truly yours,

/s/ Wong Siu Hong
Chief Executive Officer

Maxclean Holdings Ltd

cc:           Yu Chunming, Chairman and Director, Maxclean Holdings Ltd